UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of March 2026

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F ☐

At the annual general meeting (“AGM”) of shareholders of Korea Electric Power Corporation (“KEPCO”) held on March 25, 2026, all the agenda set forth below submitted for shareholder approval were approved by the shareholders as originally proposed:

1.	Agendas for Shareholder Approval:

1)	Approval of financial statements for the fiscal year 2025

2)	Approval of the maximum aggregate amount of remuneration for directors in 2026

•	Aggregate ceiling on remuneration for directors in 2026 : 2,207,869 thousand won

3)	Approval of amendments to the Articles of Incorporation of KEPCO

2.	Voting Results

Agenda	Outstanding Shares	Attendant Shares	Shares for
1)	641,964,077	511,345,965	506,568,651 (99.1%)
2)	641,964,077	511,345,965	509,945,280 (99.7%)
3)	641,964,077	511,345,965	510,592,978 (99.9%)

※ Details on the proposed agenda for the AGM are attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Joo, Hwa-Sik
Name: Joo, Hwa-Sik
Title: Vice President

Date: March 25, 2026

Agenda 1. Approval of Financial Statements for the Fiscal Year 2025

KEPCO seeks to obtain approval for its consolidated financial statements, separate financial statements and accompanying documents for the fiscal year 2025, pursuant to Article 449 of the Commercial Act, Article 43 of the Act on the Management of Public Institutions and Article 50 of the Articles of Incorporation of KEPCO. Tables below are part of such financial statements and please refer to a separate Form 6-K filed on March 13, 2026 that contains the audit report for the fiscal year 2025 for more details.

Disclaimer: The financial statements for the fiscal year 2025 is in accordance with the International Financial Reporting Standard adopted in Korea (K-IFRS) and are subject to shareholder’s approval.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated statements of financial position

As of December 31, 2025 and 2024

In millions of won	2025		2024
Assets
Current assets
Cash and cash equivalents	~~W~~	2,240,811	2,382,979
Current financial assets, net		4,250,164	3,494,717
Trade and other receivables, net		12,618,480	12,216,216
Inventories, net		10,152,724	9,769,236
Current income tax assets		91,579	78,495
Current non-financial assets		1,361,630	1,267,914
Assets held-for-sale		—	45,648

Total current assets		30,715,388	29,255,205

Non-current assets
Non-current financial assets, net		4,565,561	4,945,990
Non-current trade and other receivables, net		3,124,185	3,157,409
Property, plant and equipment, net		187,751,538	182,982,763
Investment properties, net		238,772	228,984
Goodwill, net		99,303	99,179
Intangible assets other than goodwill, net		1,001,295	1,046,918
Investments in associates		6,851,456	6,704,754
Investments in joint ventures		6,512,332	4,581,340
Defined benefit assets, net		104,344	40,425
Deferred tax assets		12,950,032	13,436,624
Non-current non-financial assets		1,013,251	328,204

Total non-current assets		224,212,069	217,552,590

Total assets	~~W~~	254,927,457	246,807,795

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated statements of financial position, Continued

As of December 31, 2025 and 2024

In millions of won	2025		2024
Liabilities
Current liabilities
Trade and other payables	~~W~~	8,621,671	9,411,315
Current financial liabilities		45,939,089	44,465,866
Current income tax liabilities		1,571,143	970,496
Current non-financial liabilities		6,805,171	6,327,141
Current provisions		4,170,243	2,793,971

Total current liabilities		67,107,317	63,968,789

Non-current liabilities
Non-current trade and other payables		4,028,808	4,609,241
Non-current financial liabilities		83,995,702	88,352,359
Non-current non-financial liabilities		13,726,159	13,281,520
Employee benefits liabilities, net		1,381,852	1,451,547
Deferred tax liabilities		6,500,975	5,944,472
Non-current provisions		28,863,700	27,837,034

Total non-current liabilities		138,497,196	141,476,173

Total liabilities	~~W~~	205,604,513	205,444,962

Equity
Contributed capital
Share capital	~~W~~	3,209,820	3,209,820
Share premium		843,758	843,758

		4,053,578	4,053,578

Retained earnings
Legal reserves		1,604,910	1,604,910
Voluntary reserves		567,469	—
Unappropriated retained earnings		26,328,205	18,523,337

		28,500,584	20,128,247

Other components of equity
Other capital surplus		1,566,635	1,600,812
Accumulated other comprehensive income		1,340,560	1,424,014
Other equity		12,708,585	12,708,585

		15,615,780	15,733,411

Equity attributable to owners of the controlling company		48,169,942	39,915,236
Non-controlling interests		1,153,002	1,447,597

Total equity	~~W~~	49,322,944	41,362,833

Total liabilities and equity	~~W~~	254,927,457	246,807,795

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated statements of comprehensive income

For each of the years in the two-year period ended December 31, 2025

In millions of won, except per share information	2025		2024
Sales
Sale of goods	~~W~~	95,167,797	91,018,712
Sales of services		726,096	710,445
Sales of construction services		673,693	849,108
Revenue related to transfer of assets from customers		861,760	820,631

		97,429,346	93,398,896

Cost of sales
Cost of sales of goods		(77,593,597)	(80,221,013)
Cost of sales of services		(671,334)	(557,261)
Cost of sales of construction services		(2,439,881)	(1,185,886)

		(80,704,812)	(81,964,160)

Gross profit		16,724,534	11,434,736
Selling and administrative expenses		(3,233,977)	(3,070,026)

Operating profit		13,490,557	8,364,710
Other income		425,303	477,354
Other expenses		(243,387)	(465,688)
Other gains, net		338,973	84,884
Finance income		2,038,143	3,448,177
Finance expenses		(5,038,751)	(7,535,228)
Profit (loss) related to associates, joint ventures and subsidiaries
Share of profit of associates and joint ventures		807,419	937,959
Gain on disposal of investments in associates and joint ventures		3,880	186,066
Reversal of impairment loss on investments in associates and joint ventures		—	10,527
Gain on disposal of investments in subsidiaries		27	98
Share of loss of associates and joint ventures		(206,743)	(182,507)
Loss on disposal of investments in associates and joint ventures		—	(650)
Loss on impairment of investments in associates and joint ventures		—	(69,173)
Loss on disposal of investments in subsidiaries		(28,491)	—

		576,092	882,320

Profit before income tax		11,586,930	5,256,529
Income tax expense		(2,920,274)	(1,634,561)

Profit for the year	~~W~~	8,666,656	3,621,968

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated statements of comprehensive income, Continued

For each of the years in the two-year period ended December 31, 2025

In millions of won, except per share information	2025		2024
Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit plans	~~W~~	(27,437)	(296,135)
Share of other comprehensive loss of associates and joint ventures		(5,944)	(6,346)
Net change in fair value of financial assets at fair value through other comprehensive income		143,886	100,759
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting		34,663	11,870
Foreign currency translation of foreign operations		(32,608)	164,628
Share of other comprehensive income (loss) of associates and joint ventures		(257,793)	654,225

Other comprehensive income (loss) for the year		(145,233)	629,001

Total comprehensive income for the year	~~W~~	8,521,423	4,250,969

Profit attributable to:
Owners of the controlling company	~~W~~	8,544,918	3,491,698
Non-controlling interests		121,738	130,270

	~~W~~	8,666,656	3,621,968

Total comprehensive income attributable to:
Owners of the controlling company	~~W~~	8,425,621	4,070,175
Non-controlling interests		95,802	180,794

	~~W~~	8,521,423	4,250,969

Earnings per share (in won)
Basic and diluted earnings per share	~~W~~	13,311	5,439

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated statements of changes in equity

For each of the years in the two-year period ended December 31, 2025

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests
	Contributed capital		Retained earnings	Other components of equity	Subtotal		Total equity
Balance as of January 1, 2024	~~W~~	4,053,578	16,338,262	15,453,203	35,845,043	1,419,707	37,264,750
Total comprehensive income for the period
Profit for the period		—	3,491,698	—	3,491,698	130,270	3,621,968
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit plans, net of tax		—	(281,761)	—	(281,761)	(14,374)	(296,135)
Share of other comprehensive loss of associates and joint ventures, net of tax		—	(6,346)	—	(6,346)	—	(6,346)
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax		—	—	100,759	100,759	—	100,759
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	11,976	11,976	(106)	11,870
Foreign currency translation of foreign operations, net of tax		—	—	99,624	99,624	65,004	164,628
Share of other comprehensive income of associates and joint ventures, net of tax		—	—	654,225	654,225	—	654,225
Transactions with owners of the Group, recognized directly in equity
Dividends paid		—	—	—	—	(126,900)	(126,900)
Additional paid-in capital and others		—	—	—	—	(1,819)	(1,819)
Equity transaction within the consolidated entity		—	—	18	18	(13,878)	(13,860)
Changes in consolidation scope		—	—	—	—	9	9
Dividends paid for hybrid bonds		—	—	—	—	(10,316)	(10,316)
Others
Transfer of revaluation reserve		—	586,394	(586,394)	—	—	—

Balance as of December 31, 2024	~~W~~	4,053,578	20,128,247	15,733,411	39,915,236	1,447,597	41,362,833

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated statements of changes in equity, Continued

For each of the years in the two-year period ended December 31, 2025

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests
	Contributed capital		Retained earnings	Other components of equity	Subtotal		Total equity
Balance as of January 1, 2025	~~W~~	4,053,578	20,128,247	15,733,411	39,915,236	1,447,597	41,362,833
Total comprehensive income (loss) for the period
Profit for the period		—	8,544,918	—	8,544,918	121,738	8,666,656
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit plans, net of tax		—	(29,899)	—	(29,899)	2,462	(27,437)
Share of other comprehensive income of associates and joint ventures, net of tax		—	(5,944)	—	(5,944)	—	(5,944)
Net change in fair value of financial assets at fair value through other comprehensive income (loss), net of tax		—	—	143,888	143,888	(2)	143,886
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	35,483	35,483	(820)	34,663
Foreign currency translation of foreign operations, net of tax		—	—	(5,032)	(5,032)	(27,576)	(32,608)
Share of other comprehensive loss of associates and joint ventures, net of tax		—	—	(257,793)	(257,793)	—	(257,793)
Transactions with owners of the Group, recognized directly in equity
Dividends paid		—	(136,738)	—	(136,738)	(76,443)	(213,181)
Additional paid-in capital and others		—	—	(855)	(855)	882	27
Equity transaction within the consolidated entity		—	—	(33,322)	(33,322)	(82,564)	(115,886)
Changes in consolidation scope		—	—	—	—	(144)	(144)
Dividends paid for hybrid bonds		—	—	—	—	(2,128)	(2,128)
Repayment of hybrid bond		—	—	—	—	(230,000)	(230,000)

Balance as of December 31, 2025	~~W~~	4,053,578	28,500,584	15,615,780	48,169,942	1,153,002	49,322,944

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated statements of cash flows

For each of the years in the two-year period ended December 31, 2025

In millions of won	2025		2024
Cash flows from operating activities
Profit for the year	~~W~~	8,666,656	3,621,968

Adjustments to reconcile profit for the period to net cash provided by operating activities:
Income tax expenses		2,920,274	1,634,561
Depreciation		13,630,181	13,833,788
Amortization		158,610	163,567
Retirement benefit expenses		484,224	427,980
Bad debt expense		83,001	60,309
Interest expense		4,339,560	4,665,095
Loss on disposal of financial assets		3,525	434
Loss on disposal of property, plant and equipment		112,692	112,018
Loss on abandonment of property, plant and equipment		122,368	195,697
Loss on impairment of property, plant and equipment		14,262	11,240
Loss on impairment of intangible assets		8,439	902
Loss on disposal of intangible assets		13	111
Increase in provisions, net		3,492,316	1,762,526
Loss (Gain) on foreign currency translation, net		(407,106)	2,366,830
Gain on valuation of financial assets at fair value through profit or loss		(133,082)	(83,408)
Loss on valuation of financial assets at fair value through profit or loss		24,983	14,247
Gain on derivatives		(52,685)	(2,406,368)
Gain on valuation of investments in associates and joint ventures, net		(600,675)	(755,452)
Gain on disposal of financial assets		(58,115)	(45,493)
Reversal of impairment loss on intangible assets		(42)	—
Gain on disposal of property, plant and equipment		(285,525)	(85,990)
Gain on disposal of intangible assets		(18)	(41)
Gain on disposal of associates and joint ventures		(3,880)	(186,066)
Loss on disposal of associates and joint ventures		—	650
Loss on impairment investments in associates and joint ventures		—	69,173
Reversal of impairment loss on investments in associates and joint ventures		—	(10,527)
Gain on disposal of subsidiaries		(27)	(98)
Loss on disposal of subsidiaries		28,491	—
Interest income		(440,386)	(467,525)
Dividends income		(26,137)	(70,601)
Others, net		(422,833)	(76,125)

		22,992,428	21,131,434

Changes in working capital:
Trade receivables		(436,841)	2,702
Non-trade receivables		76,882	(191,526)
Accrued income		325,716	(189,995)
Other receivables		97,299	101,042
Other current assets		(713,475)	(656,588)
Inventories		(1,566,800)	(1,412,713)
Other non-current assets		(165,996)	108,625
Trade payables		(957,469)	109,214
Non-trade payables		(498,552)	(97,540)
Accrued expenses		(343,879)	(508,199)
Other current liabilities		642,339	(2,261,294)
Other non-current liabilities		365,255	2,892,947
Investments in associates and joint ventures (dividends received)		346,203	364,287
Provisions		(1,840,454)	(1,588,396)
Payments of employee benefit obligations		(362,044)	(208,248)
Plan assets		(350,970)	(254,763)

	~~W~~	(5,382,786)	(3,790,445)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated statements of cash flows, Continued

For each of the years in the two-year period ended December 31, 2025

In millions of won	2025		2024
Cash generated from operating activities	~~W~~	26,276,298	20,962,957
Dividends received		26,137	12,243
Interest paid		(4,393,329)	(4,697,442)
Interest received		304,166	390,671
Income taxes paid		(1,333,118)	(792,313)

Net cash flows provided by operating activities		20,880,154	15,876,116

Cash flows from investing activities
Proceeds from disposals of investments in associates and joint ventures		14,436	236,624
Acquisition of investments in associates and joint ventures		(2,096,355)	(451,813)
Proceeds from disposals of property, plant and equipment		467,623	402,603
Acquisition of property, plant and equipment		(15,834,139)	(14,216,037)
Proceeds from disposals of intangible assets		4,606	428
Acquisition of intangible assets		(103,490)	(91,851)
Proceeds from disposals of financial assets		3,677,329	2,615,341
Acquisition of financial assets		(4,341,542)	(2,536,994)
Increase in loans		(376,811)	(172,849)
Collection of loans		413,027	226,935
Increase in deposits		(161,923)	(154,503)
Decrease in deposits		143,226	152,803
Proceeds from disposals of assets held-for-sale		40,047	28,727
Receipt of government grants		25,019	59,503
Net cash outflows from changes in consolidation scope		(3,062)	(2,740)
Other cash outflows from investing activities, net		(313,444)	(189,284)

Net cash flows used in investing activities		(18,445,453)	(14,093,107)

Cash flows from financing activities
Proceeds (Repayment) of short-term borrowings, net		948,196	(1,536,401)
Proceeds from long-term borrowings		1,769,770	2,795,823
Proceeds from debt securities		23,093,711	20,476,245
Repayment of long-term borrowings		(1,211,324)	(654,581)
Repayment of debt securities		(26,541,349)	(24,687,409)
Payment of lease liabilities		(549,651)	(612,828)
Settlement of derivative instruments, net		621,571	545,483
Change in non-controlling interests		(57,759)	(35,986)
Repayment of hybrid bond		(230,000)	—
Dividends paid for hybrid bond		(2,128)	(10,316)
Dividends paid		(216,780)	(126,903)
Other cash outflows from financing activities, net		(258,858)	(2,428)

Net cash flows used in financing activities		(2,634,601)	(3,849,301)

Net decrease in cash and cash equivalents before effect of exchange rate fluctuations		(199,900)	(2,066,292)
Effect of exchange rate fluctuations on cash held		57,732	106,384

Net decrease in cash and cash equivalents		(142,168)	(1,959,908)
Cash and cash equivalents as of January 1, 2025 and 2024		2,382,979	4,342,887

Cash and cash equivalents as of December 31, 2025 and 2024	~~W~~	2,240,811	2,382,979

Agenda 2. Approval of the ceiling amount of remuneration for directors in 2026

KEPCO seeks to obtain approval regarding the ceiling amount of remuneration for directors for the fiscal year 2026, pursuant to Article 388 of the Commercial Act and Article 35 of the Articles of Incorporation of KEPCO.

•	Proposed aggregate ceiling on remuneration for directors:

•	2,207,869 thousand won in fiscal year 2026 (total number of directors: 15; number of non-standing directors: 8)

•	2,172,984 thousand won in fiscal year 2025 (total number of directors: 15; number of non-standing directors: 8)

•	The actual remuneration for directors in the fiscal year 2025 was 1,664,368 thousand won.

•

We proposed to increase the maximum aggregate ceiling on remuneration for directors in 2026 by 34,885 thousand won compared to 2025 as a result of (i) the notification by the Government to increase the remuneration for directors of government controlled entities by 3.4% (34,135 thousand won), (ii) the decreased payment ceiling for performance-based compensation (10,214 thousand won), (iii) the increased severance payments by 34,964 thousand won due to the increase in the average incumbency of our directors ( 25 g 29 months) and (iv) the decreased remuneration ceiling for the Labor Director (24,000 thousand won).

Agenda 3. Approval of amendments to the Articles of Incorporation of KEPCO

•	The table below compares the current provisions in the Articles of Incorporation with the proposed amendments and rationales for such proposed amendments.

Current provision	Proposed amendment	Rationale

Article 4 (Change of Articles of Incorporation)

In case the Corporation intends to change the Articles of Incorporation, the Corporation shall obtain approval of the Minister of the Ministry of Trade, Industry and Energy, following the resolutions of the Board of Directors and the General Meeting of Shareholders.

Article 4 (Change of Articles of Incorporation)

In case the Corporation intends to change the Articles of Incorporation, the Corporation shall obtain approval of the Minister of the Ministry of Climate, Energy and Environment, following the resolutions of the Board of Directors and the General Meeting of Shareholders.

To reivse the Articles of Incorporation in accordance with amendments to the Government Organization Act.

Article 15 (Suspension of Changes in the Register of Shareholders)

(2) The Corporation shall permit the shareholders whose names appear in the register of shareholders on December 31 of each year to exercise voting rights and receive dividends as shareholders in the Ordinary General Meeting of Shareholders held in respect of such fiscal year.

Article 15 (Suspension of Changes in the Register of Shareholders)

(2) The Corporation shall permit the shareholders whose names appear in the register of shareholders on December 31 of each year to exercise voting rights as shareholders in the Ordinary General Meeting of Shareholders held in respect of such fiscal year.

To set the dividend record date after the dividend amount is determined, by separating the right to vote from the right to receive dividends, in order to enhance dividend predictability for shareholders

Article 26-2 (Appointment of Officers, etc.)

(1) For the appointment of the position of the President, the Director Nomination Committee pursuant to Article 28-2 makes multiple recommendations followed by Director Nomination Committee deliberations and resolution of the Committee for Management of Public Institutions pursuant to Article 8 of the Act on the Management of Public Institutions and the resolution of the General Meeting of shareholders, and shall be appointed by the President of the Republic of Korea as motioned by the Minister of the Ministry of Trade, Industry and Energy.

Article 26-2 (Appointment of Officers, etc.)

(1) For the appointment of the position of the President, the Director Nomination Committee pursuant to Article 28-2 makes multiple recommendations followed by Director Nomination Committee deliberations and resolution of the Committee for Management of Public Institutions pursuant to Article 8 of the Act on the Management of Public Institutions and the resolution of the General Meeting of Shareholders, and shall be appointed by the President of the Republic of Korea as motioned by the Minister of the Ministry of Climate, Energy and Environment.

To reivse the Articles of Incorporation in accordance with amendments to the Government Organization Act

(2) The Standing Directors except for the President shall be appointed by the President following a resolution of the General Meeting of Shareholders. Provided, however, that a Standing Director who becomes a member of the Audit Committee in accordance with the provisions of Article 41-2 shall be appointed by the President of the Republic of Korea, as motioned by the Minister of the Ministry of Economy and Finance, following the deliberation and resolution of the Committee for Management of Public Institutions and the resolution of the General Meeting of Shareholders from the pool of candidates who have been recommended by the Director Nomination Committee.	(2) The Standing Directors except for the President shall be appointed by the President following a resolution of the General Meeting of Shareholders. Provided, however, that a Standing Director who becomes a member of the Audit Committee in accordance with the provisions of Article 41-2 shall be appointed by the President of the Republic of Korea, as motioned by the Minister of the Ministry of Finance and Economy, following the deliberation and resolution of the Committee for Management of Public Institutions and the resolution of the General Meeting of Shareholders from the pool of candidates who have been recommended by the Director Nomination Committee.

(3) The non-standing director shall be selected from among the pool of candidates under any of the following subparagraphs who have been recommended by the Director Nomination Committee, and appointed by the Minister of the Ministry of Economy and Finance upon deliberation and resolution by the Committee for Management of Public Institutions. Such appointment shall include one (1) person pursuant to Subparagraph 2. set forth below.	(3) The non-standing director shall be selected from among the pool of candidates under any of the following subparagraphs who have been recommended by the Director Nomination Committee, and appointed by the Minister of the Ministry of Finance and Economy upon deliberation and resolution by the Committee for Management of Public Institutions. Such appointment shall include one (1) person pursuant to Subparagraph 2. set forth below.

Article 28-3 (Administration Agreement with President)

(2) The Director Nomination Committee shall negotiate the terms and conditions of the proposed contract as submitted pursuant to Paragraph (1) above with the candidate for the President’s office who is recommended by the Committee, and shall report the results to the Minister of the Ministry of Trade, Industry and Energy. For purposes of such negotiation, the Director Nomination Committee may change certain terms and conditions of the contract, as necessary.

Article 28-3 (Administration Agreement with President)

(2) The Director Nomination Committee shall negotiate the terms and conditions of the proposed contract as submitted pursuant to Paragraph (1) above with the candidate for the President’s office who is recommended by the Committee, and shall report the results to the Minister of the Ministry of Climate, Energy and Environment. For purposes of such negotiation, the Director Nomination Committee may change certain terms and conditions of the contract, as necessary.

To reivse the Articles of Incorporation in accordance with amendments to the Government Organization Act

(3) The person who is appointed as the President of the Corporation shall execute the contract with the Minister of the Ministry of Trade, Industry and Energy pursuant to Paragraph (2) above. The Minister of the Ministry of Trade, Industry and Energy may negotiate with the person appointed as the President and may change the terms and conditions of the contract from the contract determined pursuant to Paragraph (1) or (2) above.	(3) The person who is appointed as the President of the Corporation shall execute the contract with the Minister of the Ministry of Climate, Energy and Environment pursuant to Paragraph (2) above. The Minister of the Ministry of Climate, Energy and Environment may negotiate with the person appointed as the President and may change the terms and conditions of the contract from the contract determined pursuant to Paragraph (1) or (2) above.

(4) The President and the Minister of the Ministry of Trade, Industry and Energy may change the terms and conditions of the contract after the execution thereof through mutual negotiation in the event of unavoidable circumstances, pursuant to Paragraph (3) above.	(4) The President and the Minister of the Ministry of Climate, Energy and Environment may change the terms and conditions of the contract after the execution thereof through mutual negotiation in the event of unavoidable circumstances, pursuant to Paragraph (3) above.

Article 32 (Restriction on Officers’ and Employees’ Holding of Concurrent Positions)

No Standing Director or employee of the Corporation shall engage in any business activities for profit other than the performance of his duties for the Corporation. The President may engage in not-for-profit activities upon obtaining approval of the Minister of the Ministry of Trade, Industry and Energy. Standing Directors and employees of the Corporation may engage in not-for-profit activities upon obtaining approval of the President.

Article 32 (Restriction on Officers’ and Employees’ Holding of Concurrent Positions)

No Standing Director or employee of the Corporation shall engage in any business activities for profit other than the performance of his duties for the Corporation. The President may engage in not-for-profit activities upon obtaining approval of the Minister of the Ministry of Climate, Energy and Environment. Standing Directors and employees of the Corporation may engage in not-for-profit activities upon obtaining approval of the President.

To reivse the Articles of Incorporation in accordance with amendments to the Government Organization Act

Article 35 (Remuneration for Officers and Employees)

(3) The standards for remuneration in Paragraph (2) with respect to the President and the Standing Directors shall be determined by the Board of Directors pursuant to the guidelines on remuneration established by the Minister of the Ministry of Economy and Finance upon deliberation and resolution by the Operation Committee, taking into account the following.

Article 35 (Remuneration for Officers and Employees)

(3) The standards for remuneration in Paragraph (2) with respect to the President and the Standing Directors shall be determined by the Board of Directors pursuant to the guidelines on remuneration established by the Minister of the Ministry of Finance and Economy upon deliberation and resolution by the Operation Committee, taking into account the following.

To reivse the Articles of Incorporation in accordance with amendments to the Government Organization Act

Article 37–2 (Senior Non-standing Director)

(2) The Senior Non-standing Director shall be appointed by the Minister of the Ministry of Economy and Finance upon deliberation and resolution by the Operation Committee.

Article 37–2 (Senior Non-standing Director)

(2) The Senior Non-standing Director shall be appointed by the Minister of the Ministry of Finance and Economy upon deliberation and resolution by the Operation Committee.

To reivse the Articles of Incorporaiton in accordance with amendments to the Government Organization Act

Article 51 (Dividends) (1) Any rights to dividends shall be extinguished by prescription unless exercised with five (5) years.	Article 51 (Dividends) <Maintained>	Establishment of grounds for determining the dividend record date

(2) Dividends to which rights has extinguished pursuant to Paragraph (1) above shall revert to the Corporation.

(3) The Corporation may pay dividends to shareholders other than the Government preferentially.

(4) The Corporation shall make efforts to treat the members of ESOA favorably in payment of dividends.

<Newly established>

(5) The Corporation may, by resolution of the Board of Directors, determine the record date to identify the shareholders entitled to receive dividends. If such record date is set, the Company shall provide public notice thereof at least 2 weeks prior to the record date.

All amendments to the Articles of Incorporation shall be effective on and from the date in which the amendments have been promulgated. A resolution from the AGM and the approval of the Minister of Climate, Energy, and Environment are required for the amendments to be promulgated.